Filed by iCAD, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: iCAD, Inc.

Commission File No.: 0000749660

The following are talking points distributed by iCAD, Inc. on April 15, 2025.

Strategy and Product

Q1.	Why is iCAD being acquiring by RadNet, and how does this acquisition align with iCAD’s long-term vision and strategy?

iCAD joining with DeepHealth, a subsidiary of RadNet, will enable iCAD to more quickly achieve our mission of creating a world where cancer can’t hide. By combining our technologies, we aim to create a comprehensive portfolio of breast screening AI, integrated viewing and reporting tools, and, in the future, tools like personalized risk assessment. The acquisition aims to enable access to scale, boost commercial and R&D capabilities, and reinforce the two organization's position as a digital health leader in breast health.

Q2.	How will iCAD’s products be integrated into DeepHealth’s breast portfolio? And what solution will you offer for 3D and 2D mammography?

DeepHealth is committed to increased investment in R&D and the integration of iCAD’s talent and technology. The intention is to complement DeepHealth’s SmartMammo™ solution suite with iCAD’s complementary products, enhancing DeepHealth’s portfolio in AI-powered cancer detection and screening. Together, we believe we’re positioned to expand access to AI tools and deliver enhanced differentiating value to healthcare providers and their patients While the exact integration plan won’t be available until after close and the initial integration phases are completed, the acquisition aims to create a comprehensive, integrated portfolio of screening and diagnostic AI, personalized risk assessment, and integrated viewing and reporting tools.  We will keep you informed as new information becomes available.

Q3.	Until the integration occurs, will DeepHealth continue to provide iCAD’s current products as standalone?

Yes. Until the integration is completed, there will be no changes to the current product roadmaps or operations. iCAD’s products will continue to be available and supported as standalone solutions.

Impact on Customers and Patients

Q4.	How will this acquisition benefit iCAD’s existing customers?

The acquisition aims to combine iCAD’s and DeepHealth’s product, engineering, and commercial capabilities, allowing for a more comprehensive offering and improving customer access to integrated AI solutions. iCAD customers are expected to benefit from access to a broader suite of AI, viewing and reporting, and end-to-end screening solutions.

Q5.	How will the acquisition improve patient clinical outcomes, and when will we see change for the practitioners?

By integrating iCAD’s ProFound Breast Health Suite solutions with DeepHealth’s SmartMammo™, the combined offering aims to enhance cancer detection, improve workflow efficiency, and reduce recalls. We expect these benefits will be seen progressively post-integration, starting later in 2025.

Q6.	Will DeepHealth distributors/partners include iCAD’s solutions?

Yes, once the integration is underway, DeepHealth partners and distributors are expected to include iCAD’s solutions in their portfolios, enhancing value and reach.

Q7.Will	iCAD distributors/partners include DeepHealth solutions?

For iCAD distributors and partners who do not have a current relationship with DeepHealth, there will be no further details or changes regarding commercial strategies until the closing and initial integration phases are completed.

Q8.	What does this mean to iCAD’s current customer base and partnerships?

There will be no immediate changes. iCAD’s existing customers and partners will continue receiving the same support. Over time, they may gain access to an expanded suite of DeepHealth solutions.

Q9.	iCAD is also powering EBCD-like breast screening programs (i.e., at SimonMed); which of the two solutions is better for breast screening?

Different service providers have created augmented screening offerings for their patients. These solutions vary per provider. Some include a questionnaire or image-based risk, and others include second reader workflows, like RadNet’s EBCD. The integrated portfolio of iCAD and DeepHealth will allow providers to add more features to their offerings, expanding access to augmented breast screening.

Market and Competitive Landscape

Q10.	How does this acquisition position iCAD+DeepHealth in the competitive landscape?

With this acquisition, the combined organization would expand its customer reach and scale its annual AI-assisted screening volume to 10 million mammograms across more than 50 countries.

Q11.	Will this acquisition help iCAD and DeepHealth expand their combined market share, and if so, what are the key markets for expansion?

Yes, the acquisition supports global expansion—especially in segments with high-volume diagnostic and breast screening needs—by increasing its footprint and unlocking new distribution channels and markets, such as Europe.

Operational and Financial Considerations

Q12.	What is the financial structure of this acquisition?

•	The acquisition of iCAD, Inc. by RadNet, Inc. is structured as an all-stock transaction. Under the terms of the merger agreement, iCAD stockholders will receive 0.0677 shares of RadNet common stock for each share of iCAD common stock they hold at the closing of the merger.

•	Based upon RadNet’s closing price on Monday, April 14, 2025, this represents a transaction value of approximately $103 million, or approximately $3.61 per share of iCAD common stock on a fully diluted basis, or an approximately 98% premium to iCAD stockholders based on iCAD’s closing stock price on Monday, April 14, 2025.

•	The transaction, expected to close in the second or third quarter of 2025, is subject to approval by iCAD stockholders and other customary closing conditions, and was unanimously approved by each company’s board of directors.

•	Once finalized, we will work to fully integrate iCAD into DeepHealth’s portfolio, with the goal of aligning its breast health solutions with DeepHealth’s and expanding the AI-driven imaging and digital health ecosystem.

Integration and Workforce

Q13.	How will the integration process be handled, and what is the timeline?

The integration process will be clearly communicated after the deal closes, anticipated in the second half of 2025. Initial integration activities will likely occur around Q3 2025, with comprehensive details provided closer to that time.

Q14.	What will happen to iCAD’s employees and leadership team?

Specific details about workforce integration will be communicated clearly after the acquisition closes and integration plans are finalized. Between the signing and closing of the transaction, RadNet and iCAD will remain separate, independent companies.

Ethics, Data, and Privacy

Q15.	How will both iCAD and DeepHealth ensure data security and privacy compliance during and after this acquisition?

Both organizations currently and will continue to maintain rigorous compliance with data security and privacy regulations throughout and following the acquisition. Specific measures and practices will be outlined and communicated as part of the detailed integration plan.

Q16.	What measures are in place to ensure the acquisition addresses AI fairness and avoids bias?

Each organization has historically emphasized fairness and the ethical use of AI. Ensuring AI fairness and mitigating bias will continue to be integral aspects of their product development, quality assurance processes, and regulatory compliance efforts post-acquisition.

iCAD Customers and Partners.

Q17.	Will iCAD solutions continue to be available after the acquisition?

We want to assure you that there will be no immediate changes to your access or use of ProFound Breast Health Suite of solutions. Your experience remains our top priority, and you can continue to rely on our support and resources as usual.

The good news is with DeepHealth’s commitment to increased investment in R&D and the integration of iCAD’s talent and technology, the combined organization is poised to accelerate the growth and rapid delivery of transformative, AI-driven healthcare solutions. The acquisition aims to create a comprehensive portfolio of diagnostic AI, personalized risk assessment, and integrated viewing and reporting tools.

Until the closing and initial integration phases are completed, there will be no further details or changes regarding the new product roadmap, commercial strategy, or operations.

We will keep you informed as new information becomes available.

Q18.	Will our agreement and my pricing continue post-acquisition?

Both iCAD and DeepHealth have the best interest in ensuring continuity of service delivery at the appropriate terms and conditions.

If your agreement has expired, we are happy to reactivate your services and support through a support or subscription agreement or look at the option of migrating an on-premises deployment to iCAD’s ProFound Cloud.

Q19.	Will you remain my contact; will you be joining the new team?

I want to assure you I will continue to be your primary contact [ representing your business / offering you support ] and that there will be no immediate changes to the iCAD team.

Your experience remains my top priority, and you can continue to rely on my support and our resources as usual.

Until the closing and initial integration phases are completed, there will be no further details or changes regarding the new product roadmap, commercial strategy, or operations.

We will keep you informed as new information becomes available.

Q20.	Will the product roadmap change, is BAC still a priority and anticipated to become available from iCAD/DeepHealth?

We want to assure you that there will be no immediate changes to your access or use of ProFound Breast Health Suite of solutions, or iCAD’s product roadmap including iCAD’s current engagement with the FDA to secure clearance of ProFound BAC (breast arterial calcification) solution.

The good news is with DeepHealth’s commitment to increased investment in R&D and the integration of iCAD’s talent and technology, the combined organization is poised to accelerate the growth and rapid delivery of transformative, AI-driven healthcare solutions.

With highly complementary offerings, the acquisition aims to create a comprehensive portfolio of diagnostic AI, personalized risk assessment, and integrated viewing and reporting tools.

Until the closing and initial integration phases are completed, there will be no further details or changes regarding the new product roadmap.

We will keep you informed as new information becomes available.

Q21.	Will the product roadmap change, is Risk still a priority and anticipated to become available from iCAD/DeepHealth?

We want to assure you that there will be no immediate changes to your access or use of ProFound Breast Health Suite of solutions, or iCAD’s product roadmap including iCAD’s current engagement with the FDA on the de novo regulatory process required for ProFound Risk clinical evaluation and clearance.

The good news is with DeepHealth’s commitment to increased investment in R&D and the integration of iCAD’s talent and technology, the combined organization is poised to accelerate the growth and rapid delivery of transformative, AI-driven healthcare solutions.

The acquisition aims to create a comprehensive portfolio of diagnostic AI, personalized risk assessment, and integrated viewing and reporting tools.

Until the closing and initial integration phases are completed, there will be no further details or changes regarding the new product roadmap,

We will keep you informed as new information becomes available.

Q22.	How will the combination of iCAD and DeepHealth allow me to remain competitive when there are competing RadNet facilities in my area?

While DeepHealth is a wholly owned subsidiary of RadNet, it operates with a clear intrinsic mission to deliver breakthroughs in care delivery through imaging—regardless of affiliation, as an independent entity and protecting customer information.  DeepHealth serves the entire imaging community, not just RadNet, and their unique vertical integration gives DeepHealth access to unparalleled operational data and real-world testing environments. RadNet performs over 9.5 million studies annually across hundreds of outpatient centers using DeepHealth solutions. This scale allows DeepHealth to rapidly validate and improve their AI in high-volume real world clinical settings—ensuring every customer gets solutions that are both innovative and reliable.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), RadNet plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available), and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.